FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2019

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated November 21, 2019, announcing that Gilat Achieves Fastest Ever Modem Speeds of 1.2 Gbps Total Throughput over Telesat's Phase 1 LEO Satellite.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated November 21, 2019	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Achieves Fastest Ever Modem Speeds of 1.2 Gbps Total
Throughput over Telesat's Phase 1 LEO Satellite

Industry milestone recorded for maximizing potential of high throughput NGSO satellites

Petah Tikva, Israel, November 21, 2019 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that Gilat achieved the fastest ever modem speeds of 1.2 Gbps total throughput over Telesat's Phase 1 LEO satellite. This industry milestone demonstrates the potential of high throughput Non-Geostationary Orbit (NGSO) satellite constellations. Gilat's technology opens opportunities for new telecommunications products and a wider range of customer experiences to markets demanding very high throughputs such as cruise ships, large airplanes, trunking and high-capacity government applications. Additionally, the combination of high throughput provided by Gilat’s innovative technology and the low latency from NGSO creates opportunity for delay-sensitive applications such as 5G.

“Telesat is delivering on the promise of exceptional throughput, high data rate, low latency applications and this demonstration highlights the benefits of our LEO constellation architecture," said Michel Forest, Director of Systems Engineering for the LEO Program at Telesat. "Telesat truly values our longstanding collaboration with Gilat and we are pleased to have achieved these remarkable levels of performance using Gilat's innovative technology."

"The strong partnership between Telesat and Gilat marks another outstanding achievement for delivery of next generation satellite services required for high-throughput applications," said Amir Yafe, Head of Global Accounts at Gilat. "Demonstrating the industry's fastest modem marks a significant breakthrough and a major milestone in realizing Gilat’s vision of enabling plentiful, quality and affordable broadband, by bringing innovative technologies that maximize the promise of NGSO satellite constellations."

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:

Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
+1-203-972-0186
JuneFil@optonline.net